UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ to ______________

Commission file number 33-87596

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Columbia Bancorp 401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046

REQUIRED INFORMATION

Item 1. Not required.

Item 2. Not required.

Item 3. Not required.

Item 4. Attached hereto are the following exhibits:

Exhibit A: Columbia Bancorp 401(k) Plan and Trust Form 5500 for the plan year ending December 31, 2003.

Exhibit B: Columbia Bancorp 401(k) Plan and Trust audited financial statements for the years ended December 31, 2003 and 2002.

Exhibit C: Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Date: 5/28/04

/s/ John A. Scaldara, Jr.
John A. Scaldara, Jr.
President and Chief Operating Officer,
Plan Trustee

Exhibit A

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2003

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2003 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
01/01/1989

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
COLUMBIA BANCORP

7168 COLUMBIA GATEWAY DRIVE

COLUMBIA MD 21046

2b Employer Identification Number (EIN)
52-1645572

2c Sponsor's telephone number
410-465-4800

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE	[signature]	6/22/04	John A. Scaldara, Jr.
	Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
SIGN HERE	[signature]	6/22/04	John A. Scaldara, Jr.
	Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	418
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	366
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	80
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	446
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	446
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	349
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	17
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	14

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

v6.1

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- (1) [X] **R** (Retirement Plan Information)
- (2) [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______
- (3) [ ] **B** (Actuarial Information)
- (4) [ ] **E** (ESOP Annual Information)
- (5) [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- (1) [X] **H** (Financial Information)
- (2) [ ] **I** (Financial Information -- Small Plan)
- (3) [ ] ____ **A** (Insurance Information)
- (4) [ ] **C** (Service Provider Information)
- (5) [ ] **D** (DFE/Participating Plan Information)
- (6) [ ] **G** (Financial Transaction Schedules)
- (7) [X] 1 **P** (Trust Fiduciary Information)

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SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2003
This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	**D** Employer Identification Number 52-1645572

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		
(2) Participant contributions	b(2)		
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	899777	768621
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	189954	174675
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	3313666	5247362
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

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Official Use Only

			(a) Beginning of Year	(b) End of Year
d	Employer-related investments:			
	(1) Employer securities	d(1)	3363249	5719043
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	7766646	11909701
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	7766646	11909701

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

	Income		(a) Amount	(b) Total
a	**Contributions:**			
	(1) Received or receivable in cash from: (A) Employers	a(1)(A)	529522	
	(B) Participants	a(1)(B)	1045412	
	(C) Others (including rollovers)	a(1)(C)	89750	
	(2) Noncash contributions	a(2)		
	(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		1664684
b	**Earnings on investments:**			
	(1) Interest:			
	(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
	(B) U.S. Government securities	b(1)(B)		
	(C) Corporate debt instruments:	b(1)(C)		
	(D) Loans (other than to participants)	b(1)(D)		
	(E) Participant loans	b(1)(E)	11576	
	(F) Other	b(1)(F)		
	(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		11576
	(2) Dividends: (A) Preferred stock	b(2)(A)		
	(B) Common stock	b(2)(B)	43330	
	(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		43330
	(3) Rents	b(3)		
	(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	73827	
	(B) Aggregate carrying amount (see instructions)	b(4)(B)		
	(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		73827

v6.1

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Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	1711076	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		1711076
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		1035727
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		4540220
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	397165	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		397165
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		397165
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		4143055
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [ ] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-5565207
KPMG

d The opinion of an independent qualified public accountant is **not attached** because:
(1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA. (2) [ ] opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

v6.1

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2500000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

v6.1

1 8 0 3 6 5 0 4 0 R

Attachment to Schedule H of Form 5500 for the plan year beginning January 1, 2003, and ending December 31, 2003
Columbia Bancorp, EIN-52-1645572
Columbia Bancorp 401(k) Plan & Trust, Plan #001

Part IV - Line 4i - Schedule of Assets Held for Investment Purposes

Issue	Description	Cost	Current Value
American Funds Am Balanced A	Mutual Fund	Not Determinable	853,950
American Funds Bond Fd Am A	"	"	273,107
American Funds Europacific A	"	"	190,279
American Funds Fdmntl Invs A	"	"	669,203
American Funds Growth Fund A	"	"	1,417,752
American Funds New Economy A	"	"	536,941
American Funds US Govt Sec A	"	"	83,452
Columbia Acorn	"	"	129,496
Columbia Bancorp Stock Fund	Stock Fund	"	5,719,043
Goldman Sachs Growth Opportunity Fund	Mutual Fund	"	50,727
Invesco S & P 500 Index	"	"	137,744
Scudder Technlolgy Fund	"	"	262,656
Van Kampen Aggressive Growth Fund	"	"	244,346
Van Kampen Emerging Growth Fund A	"	"	397,709
American Funds Cash Mgt Tr A	"	768,621	768,621
Participant Loans	Variable Interest Rate	174,675	174,675
Totals			**11,909,701**

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For trust calendar year 2003 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

JOHN A SCALDARA JR, JOHN M BOND JR

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

7168 COLUMBIA GATEWAY DRIVE

c City or town, state, and ZIP code

COLUMBIA MD 21046

2a Name of trust

COLUMBIA BANCORP 401(K) PLAN & TRUST

b Trust's employer identification number 58-1428634

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 52-1645572

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ [signature] Date ▶ 6/22/04

2 6 0 3 6 5 0 1 0 N

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	B Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	D **Employer Identification Number** 52-1645572

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 58-1428634 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is *not* subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month______Day_____Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No

2 2 0 3 6 5 0 1 0 1

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2003

This Form is NOT Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
COLUMBIA BANCORP

D **Employer Identification Number**
52-1645572

1a [X] Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b [ ] Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ [signature]

Phone number of plan administrator ▶ 410-465-4800 Date ▶ 6/22/04

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v6.1 **Schedule SSA (Form 5500) 2003**

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Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	218453488	JEAN-PAUL		ATTIE	A	A	
A	404545086	BILL		CUZZART	A	A	
A	382521424	ROBERT		DAEL	A	A	
A	212982651	ERIN		DICKERSON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			9.82		
A			35397.31		
A			262.64		
A			47120.29		

v6.1

3 0 0 3 6 5 0 2 0 1

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	578043015	LAZINA		KING	A	A	
A	214047997	PATRICIA		LIVINGSTON	A	A	
A	151705284	LEENA		PATEL	A	A	
A	216681915	PAMELA		PEMBROKE	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			53.83		
A			5478.78		
A			10679.96		
A			4679.05		

v6.1

2 0 0 3 6 5 0 2 0 J

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	123688465	JUDITH		ROBERTS	A	A	
A	218947869	THERESA		YOUNG	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			36647.09		
A			18.94		

v6.1

3 0 0 3 6 5 0 2 0 1

Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	**D Employer Identification Number** 52-1645572

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ____________.

b The number of such QSLOBs that have employees benefiting under this plan is ____________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

2 8 0 3 6 5 0 1 0 P

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2003

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	446
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	120
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	326
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	22
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	279
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	21

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ NONELECTIVE | **d** | 88.9 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)	401(M)	100.0	
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test

v6.1

2 8 0 3 6 5 0 2 0 0

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	220884537	WILLIAM		HICKEY, III	A	A	
A	220662449	SANDRA		KAGLE	A	A	
A	219927454	MARCELLA		KAHLER	A	A	
A	215235846	ROY		KIM	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			11856.00		
A			45594.48		
A			35.18		
A			465.52		

v6.1

Exhibit B

KPMG

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Table of Contents

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Columbia Bancorp 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 1, 2004

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Investments, at fair value (note 4):			
Money market fund	$	768,621	899,777
Mutual funds		5,247,362	3,313,666
Common stock		5,719,043	3,363,249
		11,735,026	7,576,692
Participant loans receivable		174,675	189,954
Net assets available for benefits	$	11,909,701	7,766,646

See accompanying notes to financial statements.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

		2003	2002
Income on investments:			
Dividends and interest	$	54,906	54,602
Net appreciation in fair value of investments (note 4)		2,820,630	43,680
Total income on investments		2,875,536	98,282
Contributions from Columbia Bancorp		529,522	402,592
Contributions from participants		1,045,412	915,237
Rollover contributions		89,750	146,343
Distributions to participants		(397,165)	(433,545)
Net increase in net assets available for benefits		4,143,055	1,128,909
Net assets available for benefits:			
Beginning of year		7,766,646	6,637,737
End of year	$	11,909,701	7,766,646

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Other Matters

(a) Basis of Presentation

The financial statements of the Columbia Bancorp 401(k) Plan and Trust (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b) Trust Fund Management and Investments

Columbia Bancorp (the Company) is the sponsor of the Plan. The trustees of the Plan, the Company's president and chief executive officer and executive vice president and chief financial officer, have authority to execute investment transactions based upon the investment elections of plan participants.

Investments are carried at fair values determined by quoted market prices. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Administrative expenses

The Company pays all administrative expenses incurred on behalf of the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

(2) General Description of the Plan

The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is a defined contribution plan and was established effective January 1, 1989 to provide employees of the Company an incentive to save for retirement and for financial emergencies. Prior to March 1, 2000, all employees of the Company with at least one year of service, as defined in the Plan, were eligible to participate in the Plan. Effective March 1, 2000, all employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service.

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants are able to defer payment of income taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant's account in an amount determined annually by the Company at its discretion. During 2003 and 2002, participants were permitted to contribute up to 100% of their eligible salary and the first 15% of such contributions were matched by the Company at a rate of 50%. The Company's matching contributions are invested in the various investment programs based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

Participants are fully vested immediately in their contributions and related earnings. Effective January 1, 2002, vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20
2	40
3	60
4	80
5	100

Forfeitures of nonvested Company contributions are allocated to active participants based upon each participant's annual salary in proportion to total compensation of all active participants during the Plan year. Forfeitures totaled approximately $11,000 and $10,000 for the years ended December 31, 2003 and 2002, respectively.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(Continued)

(4) Investments

Investments that represent 5% or more of the Plan's net assets are as follows at December 31:

		2003	2002
Money market fund:			
Cash Management Trust of America A	$	768,621	899,777
Mutual funds:			
American Funds American Balanced A		853,950	569,022
American Funds Fundamental Investors A		669,203	483,238
American Funds Growth Fund of America A		1,417,752	849,377
American Funds New Economy A		—	461,236
Columbia Bancorp Stock Fund		5,719,043	3,363,249

Net appreciation (depreciation) in fair value of investments is summarized as follows for the years ended December 31:

		2003	2002
Mutual funds	$	1,035,727	(811,475)
Columbia Bancorp Stock Fund		1,784,903	855,155
	$	2,820,630	43,680

(5) Federal Income Tax Status

The Internal Revenue Service issued its latest determination letter on July 13, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. The Plan and its underlying trust have been amended since the date of the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6) Plan Amendment

On June 11, 2003, the Plan was amended and restated via adoption of the DailyAccess.com, Inc. Defined Contribution Prototype Plan to comply with several changes in federal law (commonly known as GUST) and with the Economic Growth and Tax Relief Reconciliation Act of 2001. DailyAccess.com is the recordkeeper of the Plan.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Schedule H, Item 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Number of units		Current value
Investments:			
Money market fund:			
Cash Management Trust of America A	768,621	$	768,621
Mutual funds:			
American Funds American Balanced A	49,390		853,950
American Funds U.S. Government Securities A	6,083		83,452
American Funds Bond Fund of America A	20,215		273,107
American Funds EuroPacific Growth A	6,299		190,279
American Funds Fundamental Investors A	23,196		669,203
American Funds Growth Fund of America A	57,773		1,417,752
Scudder Technology Fund A	23,727		262,656
American Funds New Economy A	28,606		536,941
Van Kampen Aggressive Growth Fund A	19,817		244,346
Van Kampen Emerging Growth Fund A	11,008		397,709
Columbia Acorn A	5,833		129,496
Goldman Sachs Growth Opportunity Fund A	2,710		50,727
Invesco S&P 500 Index Fund	11,753		137,744
Columbia Bancorp* Stock Fund	182,608		5,719,043
Total investments			11,735,026
Participant loans* – interest rates 5% – 10.5%			174,675
		$	11,909,701

* Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit C

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Columbia Bancorp:

We consent to the incorporation by reference in the registration statements (Nos. 333-10231, 333-32349, 333-32359, 333-32912, 333-102811 and 333-112803) on Forms S-8 of Columbia Bancorp of our report dated June 1, 2004, with respect to the statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2003 report on Form 11-K of the Columbia Bancorp 401(k) Plan and Trust.

KPMG LLP

Baltimore, Maryland
June 24, 2004